UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By	:	/s/ Chris Boddington
Name	:	Chris Boddington
Title	:	Chief Financial Officer
Date: October 16, 2009

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

NEWS RELEASE
16 October 2009
PGG Wrightson and Agria announce formation of strategic partnership and intention for Agria to be a new cornerstone shareholder of PGG Wrightson
Auckland, New Zealand; and Beijing, China — PGG Wrightson (NZX ticker PGW) and Agria Corporation (NYSE: GRO) (“Agria”) today announced their signing of an agreement that provides for Agria to make an investment in PGG Wrightson (the “Subscription Agreement”) and for the formation of a strategic partnership between PGG Wrightson and Agria (the “Co-operation Agreement”).
PGG Wrightson is New Zealand’s largest rural services business, offering a wide range of products, services and solutions to farmers, growers and processors in New Zealand and internationally.
Agria (NYSE: GRO) is a China-based agricultural solutions provider listed on the New York Stock Exchange and engaged in research and development, production and sale of upstream agricultural products.
Co-operation Agreement
PGG Wrightson and Agria have entered into a strategic partnership and have jointly undertaken to work to create value for both companies through the advancement of agricultural technology and the development of new markets. The scope of co-operation includes:
•	Joint development and international commercialisation of seed cultivars to which Agria, PGG Wrightson and their development partners have access

•	Development of livestock demand in China and export of livestock to meet that demand, from New Zealand, Australia, South America and other markets; and the establishment of livestock trading systems in China using PGG Wrightson’s technical expertise, particularly through the establishment of an auction system.

•	Jointly examine the development of a rural services business in China, where there is currently no mature provider of rural services.

•	Examine additional funding lines for growth through third party sources for PGG Wrightson Finance
Subscription Agreement
Preliminary agreement has been reached for Agria to invest in PGG Wrightson through the placement of new equity representing 13 percent of PGG Wrightson’s share capital, at 88 cents per share, at a value of NZ$36 million. Both parties’ aspiration is to become a significant shareholder in PGG Wrightson over time.
The PGG Wrightson Board is considering options for an equity raising such as a rights issue. While the timetable cannot be certain at this point, it is believed that an announcement on the terms of any equity raising could be made by early November.
The investment by Agria in PGG Wrightson under the Subscription Agreement is conditional on:
•	Approval having been received from New Zealand’s Overseas Investment Office

•	PGG Wrightson entering into an underwriting agreement in relation to any proposed equity raising

•	PGG Wrightson not entering into any other material transaction prior to completion of the equity raising without Agria’s approval (which shall not be unreasonably withheld)

•	PGG Wrightson not undertaking any intervening equity issue or distribution (or equivalent)

•	Agria being satisfied (acting reasonably) that sufficient funds will be raised from any proposed equity raising and other sources to enable PGG Wrightson to fully repay the NZ$200 million Amortising Debt Facility by 31 March 2010
Comments
The chairman of PGG Wrightson, Mr Keith Smith, said the arrangements being progressed with Agria had the potential to create significant long-term value for both companies.
“The Co-operation Agreement identifies a range of opportunities for PGG Wrightson and Agria to work together to create value. It will provide a framework in which intellectual property, management know-how and financial resources can be deployed jointly and for mutual benefit, according to specific opportunities and requirements.
“This programme will be very consistent with the existing business platform of PGG Wrightson. Our primary focus will remain on our customers in New Zealand, Australia and South America — and on improving performance in our existing businesses and markets while exploring new opportunities under the Co-operation Agreement. Agria is investing on the same basis.
“PGG Wrightson has for some time been looking to establish a strategy and business platform for entry into China. This agreement and the relationship with Agria will enable that aspiration to be met. PGG Wrightson, along with others in agribusiness, has been evaluating for some time the scale and types of opportunities available through China’s emergence as a global agricultural force.
“We have now identified a partner whose business profile and intentions are truly compatible with our own. From PGG Wrightson’s perspective, the partnership embodied in the Co-operation Agreement will enable entry into specific markets and facilitate growth alongside a partner with a unique market footprint and strategic relationships.
“We also look forward to welcoming Agria as a new cornerstone shareholder. This is entirely consistent with the programme to be undertaken through the Co-operation Agreement, and will clearly assist PGG Wrightson in meeting its financial objectives.”
Mr. Alan Lai, Agria Corporation’s Chairman, commented: “We are excited to be working with PGG Wrightson. The strategic co-operation agreement gives Agria the opportunity to work alongside a high-quality management team with world-leading experience in the agriculture sector. The areas of co-operation have been carefully chosen as those where combining the technical, commercial and operational experience of the two businesses gives greatest opportunity for commercial success in China, New Zealand and internationally.
“China never has a lack of growth opportunities and market potential but success requires hands on operational expertise that this partnership brings.
“The quality of international operational expertise to which Agria will gain access is not available in agricultural services in China, and will serve to strengthen Agria’s capabilities in the implementation of its strategic direction.
“China is a world leader in many areas of agriculture, including cultivation of rice, cotton and to a certain extent corn, and Agria has secured access to world class research through relationships with leading research institutes including China National Academy of Agricultural Sciences. I believe by partnering with PGG Wrightson we can best accelerate the commercialisation of these opportunities.
“Co-operation between China and New Zealand is highly logical given the importance of the agriculture sector to both countries. This view is supported by the free-trade agreement that China has entered into with New Zealand, which is China’s first and currently only free trade agreement with a developed country.”
Information on PGG Wrightson and Agria

PGG Wrightson (www.pggwrightson.co.nz) is a publicly traded company, listed on the New Zealand Stock Exchange under the ticker “PGW”, with annual turnover of NZ$1.3 billion dollars. The company is New Zealand’s largest rural services business, offering a wide range of products, services and solutions to farmers, growers and processors in New Zealand, and to processors and end-users internationally. PGG Wrightson holds market leading positions in most of its businesses, which include seeds, livestock, animal nutrition, farm supplies, finance, real estate, irrigation and training: and through joint ventures in wool and insurance. PGG Wrightson draws on the knowledge and expertise of 2,700 staff — and the services of diverse business units, alliances and partnerships — to meet the needs of more than 90,000 clients across New Zealand. The company has growing operations in Australia and South America. It was formed in October 2005 through the merger of Pyne Gould Guinness and Wrightson. PGG and Wrightson dated from 1851 and 1841 respectively.
New York Stock Exchange listed Agria Corporation, ticker “GRO”, is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. Agria processes and packages corn seed products and sells them to local and regional distributors. It produces and sells sheep breeding products (frozen semen, embryos, breeder sheep and Primalights III hybrid sheep) primarily to government-operated breed improvement and reproductive stations, breeding companies and other sheep reproductive stations and farms. The Company also produces and sells blackberry, raspberry and date seedlings to end users such as municipal agencies and seedling companies; and white bark pine seedlings for urban greenery. Agria has a strong research and development base and extensive relationships throughout China’s agricultural sector, including preferential access to one of the largest seedbanks in the world through a joint venture with the China National Academy of Agricultural Sciences (CNAAS). CNAAS is one of the most important research groups in China, owning 39 research institutes covering all major areas in the agricultural sector. CNAAS has chosen Agria to commercialise its research and technology through a majority equity investment in Zhongnon (China Agricultural Seed Company) and a strategic co-operation agreement between CNAAS and Agria. Agria’s website is www.agriacorp.com.
Agria Corporation Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Contact details for further information
PGG Wrightson:
Keith Smith, Chairman — Tel: 64 9 308 1877 / Mobile 64 21 920 659
Tim Miles, Managing Director — Tel: 64 3 372 0800 / Mobile: 64 21 567 600
Agria Corporation:
In China: Matt Feng, Investor Relations — China Tel: 133-1130-0320 / Matt.feng@agriacorp.com
In the US: David Pasquale, Senior Vice President — U.S. Tel +914-337-1117 / David.pasquale@agriacorp.com
Attached:

Summary of Co-operation Agreement

Strategic Cooperation Agreement — Summary
Rationale for co-operation agreement
PGG Wrightson Limited (PGW) and Agria Corporation (Agria) have agreed to establish a long-term relationship through a strategic Co-operation Agreement.
The agreement will promote co-investment by Agria and PGW, allowing Agria to work alongside a proven management team with world leading experience in agriculture.
PGW and Agria have agreed to enter into strategic cooperation in specific areas, and also expect that other opportunities may arise from time to time. They have committed to develop the principles of the Co-operation Agreement into actionable business plans and delivery of tangible financial benefits.
As an overriding principle of co-operation the parties agree that this should be through joint ventures in and out of China. These will be held in proportion to the ratio of capital contributed but in no case would one of the parties hold less than 30 percent unless by mutual consent. Both parties agree that the joint ventures may necessarily involve additional parties.
The Parties will further evaluate the types of products/services, total investment, project locations, distribution channels, ownership of intellectual property, branding and marketing, and other factors for the project.
Areas for co-operation
1. Seeds
Joint development and commercialisation of cultivars that Agria, PGW, and their development partners have access to internationally. This would see the licence of intellectual property held by PGW licensed in China and internationally, and give PGW access to Chinese intellectual property.
PGW has development partners in the form of joint ventures and collaborations in New Zealand, Australia, Argentina, Brazil, France, the United Kingdom, the United States and Uruguay.
Agria has an extensive relationship with the China National Academy of Agricultural Science (“CNAAS”) and through its strategic shareholding in Zhongnon (China Agricultural Seed Company), a company jointly owned by Agria and CNAAS to commercialise CNAAS intellectual property.
PGW and Agria have agreed to co-operate in commercialisation of cultivars where they have existing distribution channels or access to new markets and territories.
Initially, access to the Chinese market may be provided through Agria’s existing operations; and later through joint ventures.

The parties have agreed to expand CNAAS advanced technologies for development of seed cultivars in China and other territories.
2. Livestock
PGW and Agria have agreed that New Zealand has exceptional livestock experience which can be utilised in China. The form of co-operation envisaged is for Agria to source livestock needs in China and for PGW to fill those needs through live export, from New Zealand, Uruguay, and selected markets.
Additionally, the parties will co-operate to promote reform in livestock trading in China. Using New Zealand’s and PGW’s technical experience with livestock auction systems, the parties will work to initiate reform in these markets, specifically the establishment of an auction system in China.
3. Agricultural Services and Science Development
Agria and PGW will work to develop research farms in China that will seek to exhibit and test specific farming practices, systems and technologies, focussing on grass type, stock varieties, irrigation and animal health practices.
With a view to enhancing productivity in countries and areas of joint focus, the parties will explore opportunities to foster collaboration between New Zealand agriculture based tertiary institutions (and other institutions with which PGW has relationships around the world) and Chinese agricultural and science universities. Such collaboration will be in respect of, but not limited to, the development of commercially focussed research and learning in:
•	Animal science (including dairy and livestock production),

•	Plant science (including pasture management, agronomy and crop science),

•	Soil science, and

•	Biosciences
4. Finance
Agria will work with PGG Wrightson Finance to identify additional funding options for growth through third party sources. The benefit for the funding provider will be access to lending expertise in the rural finance sector.
5. Rural Services — China
PGW and Agria have agreed that, as the Chinese agricultural market does not have a mature provider of rural services, they will carry out investigations on development of a rural services business in China using a joint venture model.
The business will necessarily be different from the New Zealand based business, but will draw heavily from PGW management experience and expertise, with capital being largely provided by Agria and its Chinese connections.
The initial focus of such a joint venture will be rural merchandise, irrigation and pumping services, warehousing, marketing and export, and specialist advice.
6. Dairy Farm conversion and development

Agria and PGW believe there is great merit to certain aspects of the business model encapsulated in the NZ Farming Systems Uruguay model, which is based upon a large scale dairy conversion managed by PGW. The Parties will seek to replicate such a model in other regions and countries where the business case can be proven, including China, with the intention that Agria will have a first call option for the purchase of produce provided that it is destined for China.
The basis for joint ventures in this area will be to use PGW management and Chinese capital. Agria will endeavour to acquire the necessary land within the PRC to apply this business model.
7. Co-operation in PRC-financed cross-border agricultural investment
PGW and Agria agree to collaborate in future investment in agricultural investment worldwide, including further investment in New Zealand and South America, through financing obtained within the PRC. Agria agrees to endeavour to solicit and obtain financing and loans from domestic PRC financial institutions for possible reinvestment abroad.
In addition PGW and Agria agree on a best endeavours basis to identify methods of securing China based investment capital to PGW businesses (and/or PGW and Agria joint ventures) where this may provide a competitive advantage to PGW and Agria, or enable growth of a specific business unit.
Implementation
The Parties will establish a steering committee comprised of six (6) members from the senior management of each. The Steering Committee will have the overall responsibility of determining and overseeing the parties’ co-operative projects.
Term
The Co-operation Agreement is for a period of ten (10) years. It can be terminated early or extended by mutual agreement, or by one party in circumstances specified in the Agreement.
16 October 2009